EXHIBIT 99.53

Emerald Health Therapeutics’ Metro Vancouver Organic Cannabis Operation Receives Cultivation Expansion License for Total Growing Area in First Greenhouse

Emerald organic site will now scale into commercial greenhouse production

VANCOUVER, British Columbia, Oct. 15, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has received from Health Canada its cultivation license amendment and has full municipal permitting for its first of two 78,000 square foot greenhouses at its organic Metro Vancouver site in British Columbia. With an additional 50,000 square feet and seven grow areas licensed for cultivation-related activities, Emerald can now begin commercial greenhouse production at this site. Planting will begin immediately and is expected to be completed by the end of Q4, with the first harvests planned for January 2020.

This second license amendment builds on the initial site license, received in June of this year, used to propagate premium organic plant stock for this site, as well as the first amendment, received in July of this year, which added 12 acres of outdoor cultivation area. Emerald capitalized on the outdoor growing season with one growing cycle for research and development purposes and to enhance planning for the full 2020 outdoor growing season. All indoor and outdoor operations to-date have been focused on facilitating organic certification, which, pursuant to an initial inspection that took place in September, is expected imminently.

“With planting starting now, the Metro Vancouver organic operation is well positioned to be a significant contributor to Emerald's financial results in 2020,” said Riaz Bandali, Chief Executive Officer of Emerald. “Last week’s announcement of our Québec premium craft product indoor cultivation site becoming fully licensed and now receipt of our license expansion at our organic Metro Vancouver site represent key milestones in Emerald’s business plan. These differentiated operating assets and their products will complement and build on our Pure Sunfarms joint venture with its extremely competitive cost structure and products, and they represent an additional source of revenue, profit, and cash flow growth for Emerald.”

“Industry leading quality is the priority at Emerald’s Metro Vancouver site, which was purposefully designed for organic cultivation,” said Maheep Dhillon, VP Corporate Development. “Our extensive experience in production and compliance is a key factor that we aim to use to pioneer premium organic products that will appeal to consumers for years to come.”

The Metro Vancouver organic site encompasses 156,000 square feet in two greenhouses as well as 12 acres (~500,000 square feet) of licensed outdoor cultivation area. The first outdoor cannabis crop was harvested recently and Emerald also secured the harvest from an adjacent 12 acres of outdoor grow area. In this outdoor initiative, the company assessed the viability of select genetics for BC greenhouse and outdoor climates. This genetic development program has produced several new phenotypes, which will lead to greater differentiation in Emerald’s product offerings.

Emerald will commission the second greenhouse at its Metro Vancouver site as it more fully analyzes market preferences for the diverse products from its licensed and operational grow infrastructure at its Pure Sunfarms joint venture, Metro Vancouver, and Verdélite. Together these three operations position the Company to play a significant role in the growing Canadian medical and adult use markets.

Emerald has substantially completed its capital outlays for the Metro Vancouver site, as well as for its Quebec Verdélite operation.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarm’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite subsidiary is a high-quality indoor growing and processing facility in Québec focused on premium, craft cannabis strains. Its Metro Vancouver organic greenhouse and outdoor operation is approved for substantial commercial production. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.